Exhibit 99.3


                                                                            ASML
                                                          [LOGO GRAPHIC OMITTED]

                         EXPLANATORY NOTES TO THE AGENDA

Agenda Items:

2.     Financial statements and Annual Report 2004.
       This agenda item includes the regular subjects such as the report of the Board of Management, the report of the Supervisory Board and the proposal to adopt the 2004 financial statements. The 2004 financial statements, both the Annual Report on Form 20-F as well as the Dutch Gaap report (statutory report) have been published on ASML's website (www.asml.com) and are available via the Company. In addition, this agenda item also addresses the following items in line with the Dutch Corporate Governance Code.

       c) Evaluation of the performance of the external auditor by the Audit
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       Committee and the Board of Management.
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       In line with the Dutch Corporate Governance Code, the Board of Management
       and the Audit Committee have conducted an evaluation of the performance of the external auditor over the financial year 2004. The evaluation focused on independence (level of audit services vs. non-audit services) of the external auditor, the provision of information to the Audit Committee, and the planning and control of the audit.

       The Chief Financial Officer, also on behalf of the Chairman of the Audit Committee, will inform the General Meeting of Shareholders of the main conclusions coming forth out of the evaluation.

       d) Reserves and dividend policy - explanation.
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       Similar to the Company's reserves and dividend policy as explained to the
       AGM in 2004, the Company's current policy is to not pay any dividends on its ordinary shares, nor to distribute any reserves, but to invest those proceeds, if any, in research and development and new technology.

3. Discussion of the Corporate Governance Chapter in the Annual Report 2004. The Board of Management will provide a summary of the Company's corporate governance structure as described in the Corporate Governance Chapter in the Annual Report 2004. Reference is made to pages 13 through 28 of the Company's Annual Report 2004.

4,5. Discharge of the members of the Board of Management and the members of the Supervisory Board.
       These are regular agenda items, in which the members of the Board of Management will be discharged from liability in respect of its management during the previous financial year, and in which the members of the Supervisory Board will be discharged from liability in respect of its supervision during the previous financial year.

6.     Approval of the stock-option and share arrangements.
       The number of stock options available for the financial year 2004 was approved by the General Meeting of Shareholders (AGM) held on March 18, 2004, as part of the stock option arrangement for A) the Board of Management and B) the stock option arrangements for ASML employees.

       The principle of the stock option arrangement for the Board of Management for the financial year 2005 is similar to the principle of the stock option arrangement for the financial year 2004, as approved by the AGM held on March 18, 2004. This means that also for the financial year 2005, the maximum obtainable number of stock options by members of the Board of Management will equal 25% of base salary divided by the value of one stock option. However, some of the short-term performance criteria based on which stock options can be granted to members of the Board of Management have been adjusted to reflect the Company's operational focus for the year 2005. For the financial year 2005, the following quantitative criteria are applicable to all Board members: A) Market Share in Euro (same as in 2004); B) Gross Margin % of Sales (same as in
       2004); C) Operating Income % of Sales (same as in 2004); D) Operating Cash Flow in Euro (new in 2005); E) Number of leading-edge technology tools shipped (new in 2005).

       With respect to the stock option arrangements for all ASML employees for the financial year 2005, these are similar to the stock option arrangements for the previous financial year and therefore the Company has decided not to submit the 2005 employee stock option arrangements for approval. However, the Company's will submit for approval to the AGM, the maximum available number of stock options that the Company may issue in the financial year 2005, including those for the ASML employees.

       For the financial year 2005 the maximum number of stock options that can be awarded amounts to 5,000,000, which is approximately 1% of the current total outstanding share capital of the Company. This is the same number of stock options that was made available for the financial year 2004.

       The maximum number of shares that can be conditionally awarded to the Board of Management, based on the performance stock arrangement for the Board of Management, in 2005 and subsequent years, will equal 25% of the total base salary of the Board of Management, divided by the value of one share. The value of the share is determined on the day of publication of the relevant financial year annual results.
       With respect to the criteria for vesting of these shares, reference is made to the Remuneration Policy of the Company.

7.     Profile Supervisory Board.
       The profile of the Supervisory Board has been drawn up in 2004 to reflect the profile and activities of the Company. The Company is a globally operating and high-tech enterprise with various subsidiaries and offices spread over Europe, Asia and the U.S., and the Supervisory Board therefore aims for an international and adequate composition reflecting the global activities of the Company, as well as for an adequate level of experience in the areas relevant for the Company.

       In line with the new Large Company Law or Structure Regime Law ("New Act") effective as of October 1, 2004, the current profile has been discussed with the Company's Works Council and will now be discussed with the General Meeting of Shareholders as recommended by the Dutch Corporate Governance Code. The profile is published at the Company's website (www.asml.com).

8.     Composition of the Supervisory Board.
       In line with the New Act, members of the Supervisory Board are appointed by the General Meeting of Shareholders upon nomination by the Supervisory Board. The General Meeting of Shareholders and the Works Council have the right to make recommendations with respect to the vacancies in the Supervisory Board. In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board.
       Because the Supervisory Board has decided to increase the number of Supervisory Board members from seven to eight per March 24, 2005 and because Messrs. J.W.B. Westerburgen and M.J. Attardo retire by rotation as of March 24, 2005, the Supervisory Board has three vacancies.

       The Supervisory Board nominates for re-appointment Mr. Westerburgen, who was first appointed as member of ASML's Supervisory Board in 2002, and who is Chairman of the Supervisory Board's Remuneration Committee and Selection and Nominations Committee. In view of the knowledge, experience and contribution Mr. Westerburgen brings to the Supervisory Board and the mentioned committees, the Supervisory Board proposes to re-appoint Mr. Westerburgen.

       The Supervisory Board also nominates Mr. O.B. Bilous for appointment. It is expected that Mr. Bilous will bring a wealth of knowledge and experience in the semiconductor industry, as he has held several (management) positions with IBM in the US as well as in Europe and Asia. Mr. Bilous is the US member of the Supervisory Board, as required per the Memorandum of Understanding which was signed by ASML with the Committee for Foreign Investments in the United States ("CFIUS") in May 2001, being a requirement for the acquisition of Silicon Valley Group (SVG). Mr. Bilous' appointment is also subject to US Government approval, which was granted in February 2005. Furthermore, the Supervisory Board nominates Ms. H.C.J. van den Burg for appointment because of the preference the Works Council has expressed with respect to her nomination, but particularly also because of her experience in the field of social policy, employee participation and corporate governance. Ms. Van den Burg is member of the European Parliament for the Dutch Social-Democratic Party (PVDA). Previously, Ms. Van den Burg was member of the Leading Executive Dutch Confederation of Trade Unions.

10.    Remuneration Supervisory Board.
       Dutch law and the Company's Articles of Association stipulate that the General Meeting of Shareholders, upon the proposal of the Supervisory Board, determines the remuneration of the members of the Supervisory Board.

       The Supervisory Board proposes to increase the remuneration of the Chairman of its Audit Committee, Mr. F. Frohlich, with an amount of EUR 5,000 on an annual basis. Reason for the proposed increase is the substantial increase of the responsibilities and workload for the Chairman of the Audit Committee. As described in the Report of the Supervisory Board in the Annual Report 2004, rules issued under the Sarbanes-Oxley Act of 2002 in the U.S. and the issue of the Dutch Corporate Governance Code in the Netherlands in 2003 have led and will continue to lead to an increase of responsibilities by the Company and its Board of Management and Supervisory Board. The Chairman of the Audit Committee plays a key role in the processes of compliance with corporate governande developments. Approval of the aforementioned proposal by the General Meeting of Shareholders will result in an annual total remuneration of the Chairman of the Audit Committee, also being a member of the Supervisory Board, of Euro 40,000.

       Furthermore, subject to Mr. Bilous being appointed by the General Meeting of Shareholders, the Supervisory Board proposes to grant Mr. Bilous an additional Euro 10,000 on an annual basis, due to the fact that this new member of the Supervisory Board has special responsibilities towards the US Government as described above. This will result in an annual remuneration of Mr. O.B. Bilous of Euro 35,000, excluding the remuneration for membership of any committee of the Supervisory Board.

11.    Proposal to amend the Articles of Association of the Company.
       The proposal to amend the Articles of Association provides for an integral amendment of the Articles of Association. The proposed amendment of the Articles of Association reflects the implementation of the Large Company Law, effective as of October 1, 2004 (New Act). As this law is already effective, the proposed changes in the Articles of Association are legally enforceable, even if the proposed amendment of the Company's Articles of Association would not be approved by the General Meeting of Shareholders. The reason for the proposed amendment is to avoid violation of applicable law by the Articles of Association.

       In general, the New Act entails increased rights for the shareholders, such as for example their right to appoint the members of the Supervisory Board, which used to be a self-appointing right of the Supervisory Board, and the right to approve decisions by the Company that involve a material change in the identity or character of the Company.

       Furthermore, the New Act also increases the participation rights of the Works Council in the Netherlands, among others with respect to the nomination of Supervisory Board members as described above.

       For a further explanation on the proposed amendments to the Company's Articles of Association, reference is made to the draft text of the proposed amendments and the explanatory notes thereto.

12. Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company as well as to restrict or exclude the pre-emption right accruing to shareholders. This agenda item is principally included to authorize the Board of Management to issue shares or rights to shares, such as convertible loans to finance the Company's growth and its operations, as well as to take part in acquisitions or joint ventures, if applicable. The wording and percentages used are in accordance with standard practice.

       The Board of Management considers it in the interest of the Company and its shareholders to be able to react in a timely manner when certain opportunities, such as the issue of convertible bonds, arise and therefore the Board of Management would like to be given the authority to issue shares when such occasions occur, without having to ask prior approval from its shareholders for which an Extraordinary Shareholders Meeting would have to be convoked and which would cost valuable time.

13. Proposal to authorize the Board of Management to acquire shares in the Company.
       This agenda item is mainly included to authorize the Board of Management to purchase shares in the Company's own capital for financing purposes as well as in relation to the granting of ASML stock options, if applicable and in case deemed necessary. The wording used is in accordance with standard practice.


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